

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

<u>Via U.S. Mail</u>
Luis Leung
Chief Executive Officer and Principal Financial Officer
Vision Dynamics Corporation
1462 Erie Boulevard
Schenectady, NY 12305

      Re: Vision Dynamics Corporation
              Form 8-K Item 4.01
              Filed February 3, 2014
              File No. 000-52982

Dear Mr. Leung:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

1. Please revise paragraph two to indicate Hamilton, P.C.'s audit reports were not qualified or modified except that the audited financial statements included a going concern qualification.

2. Please revise paragraph four to include the year DKM was appointed and engaged. In addition, please state whether the board of directors or a committee of the board of directors approved the appointment of DKM.

3. Please amend your Form 8-K to include the required letter from your former auditor, Hamilton, P.C. If you are unable to obtain the required letter from your former auditor please disclose this fact and the reasons why in the amended Form 8-K. Please refer to Item 304(a)(3) of Regulation S-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ James Allegretto for

William H. Thompson
Accounting Branch Chief